                                                                    EXHIBIT 99.5

                      [PACIFIC GULF PROPERTIES LETTERHEAD]


                                November 8, 1996


Holders of Pacific Gulf Properties
  8.375% Convertible Subordinated Debentures Due 2001

Dear Debenture holders:

     The accompanying materials describe an offer (the "Exchange Offer") being made by Pacific Gulf Properties Inc. (the "Company") pursuant to which you have the opportunity to exchange your 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures") for shares of the Company's Common Stock (the "Shares") at a premium over the existing conversion provisions of the Debentures. We believe that this Exchange Offer represents a valuable opportunity for both Debenture holders and the Company. Upon completion, it will significantly increase the Company's shareholder equity base while reducing its leverage. This will strengthen the Company's financial condition and, by enhancing its ability to raise additional capital, increase its potential for future growth.


     I would like to advise you of a few recent developments in connection with your consideration of the Exchange Offer. First, effective October 29, 1996, the Company's Common Stock began trading on the New York Stock Exchange (the "NYSE"). The Company believes trading on the NYSE may provide greater exposure for the Company and increase its ability to raise additional capital. Second, the Company announced on November 4, 1996 that its third quarter net income was $1,363,000, an increase of 272% from $366,000 for the same period in 1995, and that its third quarter funds from operations were $3,405,000, an increase of 76% from $1,939,000 for the same period in 1995. In addition, net income for the nine months ended September 30, 1996 was $2,308,000, an increase of 61% from $1,438,000 for the same period in 1995, and funds from operations for the nine months ended September 30, 1996 were $8,155,000, an increase of 41% from $5,798,000 for the same period in 1995. Third, on November 6, 1996, the Company's Board of Directors voted to increase the Company's quarterly dividend from $.40 to $.41 for the fourth quarter of 1996, payable on January 10, 1997 to all shareholders of record as of January 1, 1997.



     The Exchange Offer is being made for a limited time only, and is set to expire (unless extended by the Company) at 5:00 p.m., New York City time, on December 10, 1996 (the "Expiration Date").



     Your Debentures, by their terms, are currently convertible at any time into
53.6986 Shares per $1,000 principal amount. As detailed in the accompanying documents (which you are urged to review), you may offer to exchange your Debentures for Shares at a rate, which you may designate, of between 54 and 58 Shares for each $1,000 principal amount of Debenture. On or shortly after the Expiration Date, the Company will determine the lowest exchange rate that will enable it to exchange a minimum of $37.7 million principal amount of Debentures. That rate will become the "Designated Exchange Rate", and all Debentures tendered at or below that rate will be accepted for exchange at the Designated Exchange Rate. Debentures tendered for exchange at a higher rate will be returned to the holders and will remain outstanding pursuant to their terms. TENDERING HOLDERS WILL BE PAID, IN CASH, INTEREST ON THEIR EXCHANGED DEBENTURES ACCRUING FROM AUGUST 15, 1996 THROUGH THE EXPIRATION DATE.


     If you desire to assure the exchange of your Debentures regardless of the ultimate Designated Exchange Rate, you may do so by tendering your Debentures without specifying a level for exchange. If the Exchange Offer is successfully consummated, your validly tendered Debentures will be exchanged for Shares at the Designated Exchange Rate.


     As the following table indicates, exchange of Debentures at any offered conversion rate will, at the closing prices on November 6, 1996, provide a tendering holder with additional economic value.



                                                            54 SHARES   55 SHARES   56 SHARES   57 SHARES   58 SHARES
                                                            ---------   ---------   ---------   ---------   ---------
Current Market Value of Exchange Offer Shares(1)...........  $ 1,080     $ 1,100     $ 1,120     $ 1,140     $ 1,160
Current Market Value of $1,000 Principal Amount of
  Debentures(2)............................................    1,040       1,040       1,040       1,040       1,040
                                                            ---------   ---------   ---------   ---------   ---------
ADDITIONAL VALUE TO DEBENTURE HOLDERS PURSUANT TO EXCHANGE
  OFFER....................................................  $    40     $    60     $    80     $   100     $   120
                                                             =======     =======     =======     =======     =======
Dividend Income Per Annum on Exchange Offer Shares(3)......  $ 88.56     $ 90.20     $ 91.84     $ 93.48     $ 95.12
Interest Income Per Annum on $1,000 Principal Amount of
  Debentures(4)............................................    83.75       83.75       83.75       83.75       83.75
                                                            ---------   ---------   ---------   ---------   ---------
ADDITIONAL INCOME TO DEBENTURE HOLDERS PURSUANT TO EXCHANGE
  OFFER....................................................  $  4.81     $  6.45     $  8.09     $  9.73     $ 11.37
                                                             =======     =======     =======     =======     =======


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(1) Based on the $20.00 closing price of a share of Common Stock on the NYSE on
    November 6, 1996.



(2) Based on the 104% closing price of a $1,000 face amount Debenture on the AMEX on November 6, 1996.

(3) The dividend income per annum shown for the Common Stock issuable upon acceptance of the Exchange Offer represents an annualized dividend amount of $1.64 per share based on the most recent quarterly dividend declared by the Company. There is no assurance that the Company's Board of Directors will continue to declare dividends on the Common Stock or, if declared, what the amount of future dividends will be. The Board of Directors voted on November 6, 1996 to increase the quarterly dividend on the Common Stock from $.40 to $.41 per share for the fourth quarter of 1996, payable on January 10, 1997 to all shareholders of record as of January 1, 1997.



(4) Unlike dividends on Common Stock, the Company is contractually obligated to pay the annual interest on the Debentures. Dividends are taxed differently from interest income under federal and state tax laws. Consult your tax adviser as to the effect of tax laws on the dividends and interest income discussed above.



     The Exchange Offer is conditioned upon the valid tender of at least $37.7 million in principal amount of Debentures, representing at least 66 2/3% of the total outstanding. The Company reserves the right to waive this condition. The Company also reserves the right to terminate and withdraw the Exchange Offer at any time, regardless of whether any valid tenders have already been received.


     PLEASE NOTE: A SUCCESSFUL CONSUMMATION OF THE EXCHANGE OFFER WILL SIGNIFICANTLY REDUCE THE PRINCIPAL AMOUNT OF OUTSTANDING DEBENTURES AND THEREFORE IS LIKELY TO HAVE A MATERIALLY ADVERSE EFFECT ON THE LIQUIDITY OF THE DEBENTURES. DEBENTURES REMAINING OUTSTANDING AFTER THE EXCHANGE OFFER MAY BE DE-LISTED BY THE AMERICAN STOCK EXCHANGE.


     We believe that this Exchange Offer represents a valuable financial incentive for holders of Debentures while enhancing the Company's financial strength and growth potential. In order to validly tender your Debentures, you must follow the procedures set forth in the attached prospectus and accompanying letter of transmittal. If you have any questions about, or require assistance with the procedures, please contact the Information Agent, D.F. King & Co., at 1-800-207-2014.


     Thank you for your support.

                                      Very truly yours,
                                      LOGO
                                      Glenn L. Carpenter
                                      Chairman of the Board
                                        and Chief Executive Officer